UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:
Team, Inc.
13131 Dairy Ashford, Suite 600
Sugar Land, Texas 77478
(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

The Investment Committee

Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust (the “Plan”), as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4a, schedule of delinquent participant contributions for the year ended December 31, 2015 and schedule H, line 4i, schedule of assets (held at end of year) as of December 31, 2015 have been subjected to the audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Melton & Melton L.L.P.
Houston, Texas
June 27, 2016

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$150,394,101	$150,933,055
Notes receivable from participants	6,388,675	5,886,940
Contributions receivable from participants	449,546	—
Due from broker for securities sold	199	75
Total assets	157,232,521	156,820,070
Liabilities:
Other	—	(1,375)
Total liabilities	—	(1,375)
Net assets reflecting investments at fair value	157,232,521	156,818,695
Adjustment from fair value to contract value for fully benefit – responsive investment contracts	(510,784)	47,954
Net assets available for benefits	$156,721,737	$156,866,649

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions to net assets available for benefits attributed to:
Investment income:
Investment interest	$1,035
Dividends	4,989,342
Net depreciation in fair value of mutual funds	(6,956,512)
Net depreciation in fair value of common stock	(6,671,708)
Net appreciation in fair value of common/collective trust fund	74,692
Total investment loss	(8,563,151)
Contributions:
Participant contributions	17,066,929
Company contributions	5,932,699
Participant rollover contributions	1,359,646
Total contributions	24,359,274
Interest income on notes receivable from participants	247,357
Total additions	16,043,480
Deductions from net assets available for benefits attributed to:
Distributions and benefits paid to participants	15,900,892
Administrative fees	287,500
Total deductions	16,188,392
Net decrease in net assets available for benefits	(144,912)
Beginning of year	156,866,649
End of year	$156,721,737

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
Notes to Financial Statements
December 31, 2015 and 2014
(1) Description of the Plan
The following description of the Team, Inc. Salary Deferral Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan’s agreement for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. ( “Team”) and other adopting employers in the United States (the “Company”). The Plan is administered by the Investment Committee (the “Plan Administrator”) appointed by the Board of Directors of the Company. The Board of Directors of the Company voted to appoint Fidelity Management Trust Company (the “Trustee”) as the trustee, Fidelity Investments Institutional Operations Company, Inc. as the record keeper and Morgan Stanley as investment advisor for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
(b) Eligibility
Employees become eligible to participate in the Plan on the first day following completion of one month of service. Newly eligible employees are automatically enrolled at a 6% deferral rate of eligible pay unless the employee declines participation or elects a deferral percentage. Automatic enrollment contributions begin as soon as administratively feasible on or after 30 days following the participant’s date of hire.
(c) Contributions
Each year, participants may contribute up to 75% of their pre-tax annual eligible pay, as defined in the plan document. The Internal Revenue Code of 1986, as amended (“IRC”) limits the maximum amount of a participant’s contribution, on a pre-tax basis, to $18,000 in 2015. Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Plan also allows Plan participants to make Roth 401(k) contributions. The Company makes nondiscretionary matching employer contributions in an amount equal to 50% of the participant’s contribution, up to a limit of 6% of the participant’s eligible pay each pay period. For the year ended December 31, 2015, no additional discretionary contributions were made. Participants age 50 and older as of December 31 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the IRC. Catch-up contributions are subject to certain IRC limitations ($6,000 for 2015). Participants may also transfer into the Plan amounts representing qualified rollovers from other qualified plans. Participants may change their contribution rates at the beginning of each payroll period.
(d) Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and company matching contribution, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(e) Investments
Participants may direct the investment of their contributions into mutual funds, a money market fund, a common/collective trust fund or a unitized fund comprised of Team’s common stock and a money market fund. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participants have elected to allocate their contributions. Participants may change investment options at any time.

(f) Vesting and Forfeited Accounts
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching employer contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100
Years of service with predecessor employers acquired by Team are recognized for vesting service, as defined in the plan document.
Forfeited balances of terminated participants are used to reduce future matching employer contributions or to pay administrative expenses of the Plan. At December 31, 2015 and 2014, forfeited nonvested accounts totaled approximately $357,000 and $31,000, respectively. Forfeitures utilized to reduce future matching employer contributions and to pay administrative expenses totaled approximately $280,000 in 2015.
(g) Notes Receivable from Participants
Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates of Prime plus 1% at the time of the loan and are charged a one-time fee of $125. All loans must be repaid through payroll deduction within five years, except where a loan is used to purchase a principal residence, which are payable within ten years. Principal and interest are paid ratably through payroll deductions. Interest rates range from 3.25% to 9.25% and maturity dates range from January 2016 to September 2029 on loans outstanding at December 31, 2015. Merged plans may include loans that are payable in a time period that is greater than ten years.
(h) Payment of Benefits
On termination of service due to death, total disability or retirement, a participant becomes fully vested and may elect to receive the balance in his or her account. Normal retirement age under the Plan is 60. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59 1/2, a participant may elect a withdrawal from the participant’s employee account and vested employer account. Upon furnishing proof of financial necessity, a participant is eligible for a hardship withdrawal from the participant’s employee account. Employee deferrals cannot be made for six months after a hardship is taken. Benefits are payable in a lump-sum amount.
The Plan requires automatic distribution of participant account balances, upon a participant’s termination, if account balances are less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to his/her eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement account designated by the Plan Administrator. Amounts less than $1,000 are paid directly to the participant upon termination.
(i) Termination of the Plan
Although it has not expressed any intent to do so, the Company may amend the Plan to discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. The Company may also reduce Company contributions at any time by amending the Plan. If the Company were to terminate the Plan, participants would become 100% vested in their Plan account balances, Plan assets would be valued, and participants would be entitled to distributions of their respective account balance.
(2) Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Actual results could differ from these estimates.
(c) Risks and Uncertainties
The Plan provides for investment in mutual funds, a money market fund, a common/collective trust fund and a unitized fund comprised of Team common stock and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(d) Recently Issued Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which amends Accounting Standards Codification (“ASC”) 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans, and ASC 965, Plan Accounting – Health and Welfare Benefit Plans. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU simplifies financial reporting requirements for benefit plans by eliminating or reducing certain investment disclosures. Part III provides an alternative method for measuring investments for plans having fiscal year-ends that do not fall on a month-end date. The new guidance is effective for reporting periods beginning after December 15, 2015 and shall be applied retrospectively for Part I and Part II and prospectively for Part III. Only Part I and Part II are applicable to the Plan. Upon adoption, the amended guidance is expected to have an impact on certain investment disclosures and no impact on net assets available for benefits.
In May 2015, the FASB issued ASU 2015-07 Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) which amends disclosure requirements of Accounting Standards Codification Topic 820, Fair Value Measurement, for reporting entities that measure the fair value of an investment using the net asset value per share (or its equivalent) as a practical expedient. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient, and also remove the requirements to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. ASU 2015-07 is effective for plans with annual reporting periods that begin after December 15, 2016 and shall be applied retrospectively. We do not expect the adoption of this update to have a significant impact on the Plan’s financial statements.
(e) Investment Valuation and Income Recognition
Except as indicated below, securities held by the Plan are valued at fair value, and any increases or decreases in the value of securities held, as well as other investment earnings, are allocated to the participants’ accounts. See Note 8—Fair Value Measurements for discussion of fair-value measurements.
The Galliard Retirement Income Fund (the “Fund”) seeks to provide consistency of returns while attempting to maintain minimal volatility, and is designed for investors seeking higher income than money market investments without the price fluctuation of stock or bond funds. Plan participants acquire investment units in the Fund, with each unit representing an undivided interest in the underlying assets of the Fund. The Fund is a common/collective trust fund that primarily invests in stable value funds. At December 31, 2015, the Fund has invested all of its assets in either the Wells Fargo Synthetic Stable Value Fund or the VOYA Stable Value Fund. The value of the investment held by each of these funds is based on the underlying unit value reported by the respective stable value fund.
Stable value funds invest in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee ("wrapper") provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and a return of fully accrued contract value at maturity.

The Fund meets the requirements of a fully benefit-responsive investment, meaning that it is designed to pay participant-initiated transactions at contract value. Contract value is equal to the sum of the participant’s principal plus accrued interest. The Plan’s investment in the Fund units may have a fair value higher or lower than the contract value of the Fund, and is estimated by reference to the aggregate fair value of the investment portfolio. The fair value of these investments and the adjustment from fair value to contract value are reported on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.
The Plan’s continuing ability to transact with the Fund at contract value may be restricted or limited upon occurrence of certain Fund-level or Plan-level conditions or events, or with respect to transactions not initiated by the Plan participants. For example, the Company may decide to terminate the Plan’s offering of the Fund as a Plan investment option and fully withdraw all invested balances from the Fund. The Plan is restricted from withdrawing all assets from the Fund for a period of 12 months upon notification by the Company of its intent to do so under the terms of the participation agreement.
The PIMCO Stable Income Fund (the “PIMCO Fund”) seeks to provide current income in excess of money market investments and reduce the risk of principal loss over time. Plan participants acquire investment units in the PIMCO Fund, with each unit representing an undivided interest in the underlying assets of the PIMCO Fund. The PIMCO Fund is a common/collective trust fund that primarily invests in a variety of investment contracts such as guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and separate account contracts) with similar characteristics. Traditional GICs are backed by the general account of the issuer. The PIMCO Fund trust deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. As of December 31, 2014, the PIMCO Fund trust did not hold any traditional GICs. Separate account contracts are similar in structure to traditional GICs, except that the underlying assets are held in a separate account contract for the benefit of the PIMCO Fund trust. The interest crediting rate is based upon the characteristics of the underlying assets. The issuer guarantees that all qualified participant withdrawals will occur at contract value. A synthetic GIC is an investment contract issued by an insurance company or bank, backed by a portfolio of bonds and derivatives contracts (the underlying portfolio) that are owned by the PIMCO Fund trust. These assets underlying the wrap contract are maintained separate from the contract issuer’s general assets, usually by a third party custodian. The wrapper contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the PIMCO Fund trust, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate. The issuer guarantees that all qualified participant withdrawals will occur at contract value.

The PIMCO Fund trust meets the requirements of a fully benefit-responsive investment, meaning that it is designed to pay participant-initiated transactions at contract value. Contract value is equal to the sum of the participant’s principal plus accrued interest. The Plan’s investment in the PIMCO Fund units may have a fair value higher or lower than the contract value of the Fund, and is estimated by reference to the aggregate fair value of the investment portfolio and the GIC contracts held by the PIMCO Fund. The fair value of these investments and the adjustment from fair value to contract value are reported on the Statements of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.
The Plan’s continuing ability to transact with the PIMCO Fund at contract value may be restricted or limited upon occurrence of certain PIMCO Fund-level or Plan-level conditions or events, or with respect to transactions not initiated by the Plan participants. For example, the Company may decide to terminate the Plan’s offering of the PIMCO Fund as a Plan investment option and fully withdraw all invested balances from the PIMCO Fund. The Plan is restricted from withdrawing all assets from the PIMCO Fund for a period of up to two years at the discretion of the PIMCO Fund’s administrator. The two year period concluded on August 3, 2015.
In August 2015, the Company terminated the Plan’s offering of the PIMCO Fund and withdrew all assets, which were subsequently reinvested into various other Plan offerings, including the Galliard Retirement Income Fund.
Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis at the investment contracts’ crediting rate. The crediting rate is generally based on the fair value, duration, and yield to maturity of the underlying portfolio. Dividends are recorded on the ex-dividend date.
(f) Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent notes receivable from participants are reclassified as a distribution based upon the terms of the plan document.

(g) Expenses
Loan processing fees and check fees are charged to the accounts of the participants who have elected to take distributions from their accounts. All other administrative expenses of the Plan, including audit and legal fees, are paid by the Plan, as provided in the plan document. Certain investment fund options are subject to investment-related fees based on a percentage of invested assets, as disclosed in the applicable fund’s prospectus and disclosed to participants through a participant disclosure notice. Such fees are charged directly against the fund’s net appreciation (depreciation) in fair value of investments and are not separately disclosed in the accompanying financial statements.
(h) Payment of Benefits
Benefit payments to participants are recorded upon distribution. At December 31, 2015 and 2014, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.
(i) Line of Credit
The trustee has arranged to utilize a line of credit to facilitate the purchase activity in the event that disbursement transactions on any given day exceed the cash position available in the unitized fund. At December 31, 2015 and 2014, there was no outstanding balance related to this line of credit.

(3) Investments
The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2015 and 2014 are as follows:

2015:
Team, Inc. Common Stock	$28,233,176
Spartan 500 Index Fund– Fidelity Advantage Class	13,163,124
Fidelity Advisor New Insights Fund–Institutional Class	11,148,319
Galliard Retirement Income Fund – Fee Class F45 (1)	8,803,375

2014:
Team, Inc. Common Stock	$35,055,070
Spartan 500 Index Fund– Fidelity Advantage Class	12,694,651
Fidelity Advisor New Insights Fund–Institutional Class	11,851,563

(1) Contract value of $8,292,591 at December 31, 2015
(4) Team, Inc. Common Stock Voting Rights
At December 31, 2015 and 2014, the Plan held 883,391 and 866,413 shares of the Company’s common stock, respectively. Participants may own units equivalent to the shares held by the Plan. Each participant is entitled to exercise voting rights to shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of the participants and beneficiaries.
(5) Concentration of Investments
The Plan’s investment in shares of Team, Inc. common stock represents 18% and 23% of total investments at fair value as of December 31, 2015 and 2014, respectively. Team is a leading provider of specialty maintenance and construction services required in maintaining high temperature and high pressure piping systems and vessels that are utilized extensively in heavy industries and offers these services in over 220 locations throughout the world. As a result of this concentration, any significant fluctuation in the market value of Team, Inc. common stock could affect individual participant accounts and the net assets of the Plan.
(6) Federal Income Tax Status
Management considers the Plan to be in compliance with Section 401(a) of the IRC and, accordingly, to be entitled to an exemption from federal income taxes under the provisions of Section 501(a). A letter dated March 31, 2014 received by Fidelity Management Trust Company states that the form of the prototype plan is acceptable under IRC Section 401(a) for use by employers for the benefit of their employees. The letter, in effect, states that an employer who adopts the plan will be considered to be qualified under IRC

Section 401(a) provided all the terms of the Plan are met and the Plan does not discriminate in favor of key or highly compensated employees. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2015 and 2014.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7) Party-in-Interest Transactions
The Plan engaged in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in the Company’s common stock. These transactions, as well as notes receivable from participants, are authorized by contract provisions and an exemption from the “prohibited transaction” provisions of ERISA and the IRC.
(8) Fair Value Measurements
Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), provides the framework for measuring fair value. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used for assets measured at fair value:
Common Stock — Valued using quoted market prices for the identical security in an active market.
Common/Collective Trust Fund — Valued using the net asset value (NAV) of the Fund, which is based on the fair value of the underlying assets, some of which are traded in active markets and have quoted market prices, while others may be valued by reference to securities with similar characteristics that are traded in active markets, or by using a discounted cash flow model. The Fund units themselves are not traded in active markets at their estimated fair values, but rather current transactions are executed at contract value, as discussed in Note 2—Summary of Significant Accounting Policies.
Mutual Funds — Valued using quoted market prices, which represent the NAV of the shares held in such funds. Each of these funds is an open-ended mutual fund and is valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (e.g., purchases and sales at NAV between fund investors and the fund).
Money Market Fund — Valued using the NAV of the fund shares.
Valuation methods employed for purposes of estimating the fair value of the Plan’s assets are appropriate and consistent with valuation techniques used by market participants. The use of different valuation methodologies or assumptions to estimate the fair value of the Plan’s investments at the reporting date would likely result in a fair-value estimate of the Plan’s investments that differs from the reporting-date fair-value estimate presented herein. There have been no changes in the methodologies used at December 31, 2015 and 2014.

The following summarizes the Plan’s investments by asset class and input level within the fair-value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2015
Common stock
Team, Inc. common stock	$28,233,176	$—	$—	$28,233,176
Common/collective trust fund
Stable value fund (1)	—	8,803,375	—	8,803,375
Mutual funds
Mid/Large Cap Stock	97,053,329	—	—	97,053,329
Small Cap Stock	4,094,888	—	—	4,094,888
International	3,887,360	—	—	3,887,360
Fixed Income	7,358,932	—	—	7,358,932
Money market fund	963,041	—	—	963,041
Total	$141,590,726	$8,803,375	$—	$150,394,101

(1)
This fund is designed with the view of consistency of income generation, while limiting typical volatility associated with money market funds, as described in Note 2 – Summary of Significant Accounting Policies.

	Level 1	Level 2	Level 3	Total
December 31, 2014
Common stock
Team, Inc. common stock	$35,055,070	$—	$—	$35,055,070
Common/collective trust fund
Stable income fund (1)	—	5,236,170	—	5,236,170
Mutual funds
Mid/Large Cap Stock	84,228,049	—	—	84,228,049
Small Cap Stock	10,550,441	—	—	10,550,441
International	7,042,723	—	—	7,042,723
Fixed Income	7,873,708	—	—	7,873,708
Money market fund	946,894	—	—	946,894
Total	$145,696,885	$5,236,170	$—	$150,933,055

(1)	This fund is designed with the view of capital preservation and income generation, as described in Note 2 – Summary of Significant Accounting Policies.
(9) Subsequent Events
Effective February 29, 2016, the Company changed the contribution period for the purpose of calculating the amount of matching employer contributions from each pay period to each Plan year.
Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.
 (10) Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive investment contracts are reported on Form 5500 at fair value, different from the accompanying financial statements that are reported at contract value.
The following is a reconciliation of net assets available for benefits per the financial statements to those included in Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$156,721,737	$156,866,649
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	510,784	(47,954)
Net assets available for benefits per Form 5500	$157,232,521	$156,818,695

The following is a reconciliation of investment income for the year ended December 31, 2015 per the financial statements to that included in Form 5500:

Total investment loss per the financial statements	$(8,563,151)
Add interest income on notes receivable from participants	247,357
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
Add December 31, 2014	47,954
Add December 31, 2015	510,784
Total investment loss per Form 5500	$(7,757,056)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
EIN # 74-1765729, Plan # 002
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2015

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Payments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$716,320		$716,320

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
EIN # 74-1765729, Plan # 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(c)	(d)	(e)
Identity of issue, borrower, lessor, or similar party/description of investments, including maturity date and rate of interest	Cost	Current value
Common/Collective Trust Fund:
Galliard Retirement Income Fund-Fee Class F45	(a)	$8,803,375
Total Common/Collective Trust Fund		8,803,375
Mutual Funds:
Columbia Intermediate Bond Fund – Class R4	(a)	2,886,016
Loomis Sayles Bond Fund Institutional Class	(a)	4,289,141
*Spartan Inflation-Protected Bond Index Fund –Fidelity Advantage Class	(a)	183,775
Columbia Dividend Opportunity Fund – Class R4	(a)	5,702,436
*Fidelity Advisor Freedom 2005 Fund – Institutional Class	(a)	7,303,570
*Fidelity Advisor Freedom 2010 Fund – Institutional Class	(a)	324,634
*Fidelity Advisor Freedom 2015 Fund – Institutional Class	(a)	1,737,996
*Fidelity Advisor Freedom 2020 Fund – Institutional Class	(a)	2,626,352
*Fidelity Advisor Freedom 2025 Fund – Institutional Class	(a)	3,539,621
*Fidelity Advisor Freedom 2030 Fund – Institutional Class	(a)	7,636,479
*Fidelity Advisor Freedom 2035 Fund – Institutional Class	(a)	4,634,711
*Fidelity Advisor Freedom 2040 Fund – Institutional Class	(a)	3,783,588
*Fidelity Advisor Freedom 2045 Fund – Institutional Class	(a)	4,488,530
*Fidelity Advisor Freedom 2050 Fund – Institutional Class	(a)	5,326,714
*Fidelity Advisor Freedom 2055 Fund – Institutional Class	(a)	4,264,189
*Fidelity Advisor Freedom Income Fund – Institutional Class	(a)	205,897
*Fidelity Advisor New Insights Fund – Institutional Class	(a)	11,148,319
Principal Mid Cap Value Fund III R-5 Class	(a)	6,738,340
RS Mid Cap Growth Fund Class Y	(a)	4,263,395
*Spartan 500 Index Fund – Fidelity Advantage Class	(a)	13,163,124
*Spartan Mid Cap Index Fund – Fidelity Advantage Class	(a)	778,193
*Spartan Real Estate Index Fund – Fidelity Advantage Class	(a)	661,871
JP Morgan International Equity Fund – Select Class	(a)	2,264,364
Oppenheimer Developing Markets Fund – Class Y	(a)	2,546,248
AllianzGI NFJ International Value Fund – Institutional Class	(a)	1,622,996
Franklin Small Cap Value Fund – Advisor Class	(a)	3,856,207
Oppenheimer Discovery – Class Y	(a)	6,179,122
*Spartan Small Cap Index Fund – Fidelity Advantage Class	(a)	238,681
Total Mutual Funds		112,394,509
Company Stock:
*Team, Inc. Common Stock	(a)	28,233,176
Total Company Stock		28,233,176
Money Market:
*Fidelity Institutional Cash Portfolio	(a)	963,041
Total Money Market		963,041
*Participants loans; interest rate ranging from 3.25% to 9.25% maturities January 2016 to September 2029	0	6,388,675
		$156,782,776

________________

*	Party-in-interest, see Note (7) Party-in-Interest Transactions.

(a)	Cost omitted for Participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust

By:	/S/ GREG L. BOANE
Greg L. Boane Executive Vice President and Chief Financial Officer
June 27, 2016

EXHIBIT INDEX
Exhibit 23.1 Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm